UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

As previously disclosed in the reports of foreign private issuer on Form 6-K, ZK International Group Co., Ltd. (the “Company”) received a written notice from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) on February 15, 2024, notifying the Company that, since the Company has not yet filed its Form 20-F for the year ended September 30, 2023, it no longer complies with Nasdaq Listing Rules for continued listing under Listing Rule 5250(c)(1) (the “Rule”).

Under Nasdaq Listing Rules, the Company has 60 calendar days to submit a plan of compliance to Nasdaq. The Company timely submitted a plan of compliance to Nasdaq and on April 29, 2024, the Company received a letter from Nasdaq notifying it that Nasdaq granted the Company an exception until June 7, 2024 to regain compliance with the Rule.

On June 6, 2024, the Company submitted another request for extension and on June 18, 2024, the Company was granted by Nasdaq staff a further extension of time through August 13, 2024, to file its Form 20-F for the fiscal year ended September 30, 2023.

In the event the Company does not file the 20-F for the fiscal year ended September 30, 2023 on or before August 13, 2024, Nasdaq will provide written notification that the securities of the Company will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

On June 26, 2024, the Company issued a press release entitled “ZK International Group Co., Ltd. Granted Extension to file Form 20-F by Nasdaq”. A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press release - ZK International Granted Extension to file Form 20-F by Nasdaq, dated June 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2024	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board